Filed Pursuant to Rule 433

Registration Statement No. 333-259543

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated March 14, 2022 and Prospectus dated September 29, 2021)

MANULIFE FINANCIAL CORPORATION

US$750,000,000 3.703% SENIOR NOTES DUE 2032

FINAL TERM SHEET

March 14, 2022

US$750,000,000 [•]% Senior Notes due 2032

Issuer:	Manulife Financial Corporation (the “Company”)

Title of Security:	3.703% Senior Notes due 2032 (the “Notes”)

Aggregate Principal Amount Offered:	US$750,000,000

Maturity Date:	March 16, 2032

Price to Public:	100.000% per Note and accrued interest, if any, from March 16, 2022

Net Proceeds to the Company before Expenses:	US$746,625,000

Underwriting Discount:	0.450%

Coupon (Interest Rate):	3.703%

Yield:	3.703%

Benchmark Treasury Price and Yield:	97-22+; 2.133%

Spread to Benchmark Treasury:	T + 157 basis points

Benchmark Treasury:	1.875% due February 15, 2032

Expected Ratings:(1)	A (stable) / A- (stable) (S&P/Fitch)

Interest Payment Dates:	March 16 and September 16 of each year, beginning on September 16, 2022

[1]

These securities ratings have been provided by S&P and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Optional Redemption:

The Company may redeem the Notes, in whole or in part, at any time, and from time to time. The redemption price for the Notes to be redeemed on any redemption date that is prior to December 16, 2031 (the date that is three months prior to the maturity of the Notes) (the “Par Call Date”), will be equal to the greater of (i) 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, such redemption date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the Notes to be redeemed from the redemption date to the Par Call Date (assuming for such purpose that the notes matured on the Par Call Date), discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The redemption price for the Notes to be redeemed on any redemption date that is on or after the Par Call Date will be equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, such redemption date.

The Company may also redeem all (but not less than all) of the Notes if certain changes affecting Canadian withholding taxes occur.

Trade Date:	March 14, 2022

Settlement Date:	March 16, 2022 (T+2)

CUSIP/ISIN:	56501RAN6 / US56501RAN61

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Standard Chartered Bank

Wells Fargo Securities, LLC

ANZ Securities, Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

MUFG Securities Americas Inc.

Nomura Securities International, Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

The Company has filed a registration statement (including a base shelf prospectus dated September 29, 2021) and a preliminary prospectus supplement dated March 14, 2022 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3